Exhibit 19.1

INDEPENDENT BANK CORP. POLICY TO PREVENT INSIDER TRADING

Introduction and Statement of Purpose

Significant civil and criminal penalties may be imposed for violation of insider trading laws. It is therefore essential that publicly-traded companies ensure compliance with laws and regulations that prohibit individuals who possess material nonpublic information regarding a company from either: (i) personally trading in the company’s securities; or, (ii) providing material nonpublic information to others so they may trade in the company’s securities. The Board of Directors (Board) has approved this Policy to Prevent Insider Trading (the Policy) to promote compliance with laws and regulations that prohibit insider trading and to define the roles and responsibilities of the Board, Management, and all individuals subject to this Policy.

Scope

This Policy applies to the directors, officers, employees, consultants, and contractors of Independent Bank Corp. and its direct and indirect subsidiaries, including Rockland Trust Company (collectively, the Company), and any other persons that the Company determines should be subject to this Policy (collectively, Insiders). As described below, this Policy also applies to transactions in Company securities by certain family members and other household members of Insiders, and entities controlled by Insiders.

Policy Statement

BOARD ROLE: The Board is responsible for:
(a)Approving and periodically reviewing this Policy;
(b)Ensuring that Management has sufficient expertise and experience to effectively implement and manage this Policy; and
(c)Receiving, through the Board or a Board Committee, periodic reports from Management confirming compliance with or reporting any violations of this Policy.

MANAGEMENT’S ROLE, RESPONSIBILITIES, AND AUTHORIZATION: Management is responsible for implementing and ensuring compliance with this Policy.
(a)The Board designates the General Counsel as the member of Management with primary executive oversight of this Policy.
(b)The General Counsel shall serve as the primary Compliance Officer for this Policy.
(c)The General Counsel may also delegate to and designate other individuals to serve as Compliance Officer(s) for this Policy.
(d)The General Counsel shall implement and administer this Policy, and any determinations or decisions by the General Counsel regarding compliance with this Policy shall be final and not subject to dispute or further review.
(e)The General Counsel may adopt and implement programs, frameworks, guidelines, procedures, standards, or processes to implement this Policy.
(f)Management will provide periodic reports to the Board and/or to a Board Committee on at least a quarterly basis confirming compliance with or reporting any violations of this Policy.

(g)Management will periodically provide training regarding this Policy and/or laws and regulations that prohibit insider trading.
(h)The General Counsel will notify Insiders of the opening and closing of Company’s quarterly trading windows.
(i)The General Counsel will, when circumstances warrant, recommend revisions to this Policy to the Board for approval.

INDIVIDUAL, PERSONAL RESPONSIBILITY OF INSIDERS AND ALL THOSE SUBJECT TO THIS POLICY: Each Insider is responsible for complying with this Policy in all respects, and ensuring that any family member, household member, or entity whose transactions are subject to this Policy also complies. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with the individual, and any action on the part of the Company, the General Counsel, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under laws and regulations that prohibit insider trading. The Company may impose sanctions, up to and including termination of employment for cause, for non-compliance with this Policy.

INSIDER TRADING AND “TIPPING” PROHIBITED: No Insider (or their family member, household member, or entity whose transactions are subject to this Policy) who is in possession of material nonpublic information relating to the Company may, directly or indirectly, through other persons or entities, or otherwise, (a) buy or sell, directly or indirectly, the Company’s common stock or any other securities issued by or on behalf of the Company, including, but not limited to, stock options, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to securities of the Company (collectively, Company Securities) (other than pursuant to a pre-approved Trading Plan that complies with SEC Rule 10b5-1, as discussed below), (b) advise anyone else to take such action or engage in any other action to take personal advantage of that information, (c) disclose material nonpublic information to any person or entity outside the Company, including family, friends, business associates, investors and expert consulting firms, unless disclosure is required to advance the business of the Company and the recipient is under an obligation of confidentiality and has agreed not to use the information for any purpose other than the business purpose for which the information is being provided, or (d) assist anyone with respect to the above activities.

In addition, it is the policy of the Company that no Insider who, in the course of working for the Company, learns of material nonpublic information about a company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers or (2) that is involved in a potential transaction or business relationship with the Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

Except as is expressly otherwise stated, there are no exemptions or exceptions to this Policy. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) or de minimis transactions, are not exempt from this Policy. The securities laws do not recognize any mitigating circumstances. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

MATERIAL NONPUBLIC INFORMATION DEFINED:
Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, examples of information that ordinarily would be regarded as material include:
•Earnings guidance, or changes to previously announced earnings guidance;
•A pending or proposed merger, acquisition, or tender offer, acquisition or disposition of a significant asset, or joint venture;
•A change in dividend policy out of the ordinary course, the declaration of a stock split, or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•The establishment of a repurchase program for Company Securities;
•A change in executive management out of the ordinary course;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Impending bankruptcy or the existence of severe liquidity problems; or
•A significant cybersecurity incident.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services or public disclosure documents filed with the United States Securities and Exchange Commission (SEC) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the third (3rd) Business Day following its public release.

TRANSACTIONS BY INSIDER FAMILY MEMBERS:
This Policy applies to transactions in Company Securities by family members who reside with an Insider (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in an Insider’s household, and any transactions in Company Securities by family members who do not live in an Insider’s household but whose transactions in Company Securities are directed by an Insider or are subject to an Insider’s influence or control, such as parents or children who consult with an Insider before they trade in Company Securities (collectively, Family Members). Insiders are responsible for seeking to ensure any such transactions comply with the Policy. Insiders are encouraged to confer with the Insider’s family members to make them aware of this Policy. This

Policy does not apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to an Insider or such Insider’s Family Members.

TRANSACTIONS BY INSIDER CONTROLLED OR INFLUENCED ENTITIES:
This Policy also applies to transactions in Company Securities by any entities for which an Insider serves as an executive officer, general partner, trustee, or equivalent position or that the Insider otherwise, directly or indirectly, influences or controls, including any corporations, partnerships, or trusts (collectively, Controlled Entities).

OTHER PROHIBITED TRANSACTIONS:
The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if persons subject to this Policy engage in certain types of transactions. The persons specified below may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described:
•Hedging Transactions: No Insider may, directly or indirectly, engage in any transaction that is designed to or has the effect of hedging or offsetting or profiting from any decrease in the market value of Company Securities, including transactions involving prepaid variable forward contracts, equity swaps, collars, exchange funds, short sales, puts, calls or other derivative securities.

•Margin Accounts and Pledged Securities: No executive officer or director of the Company may, directly or indirectly, pledge their Company Securities or hold their Company Securities in a margin account without the prior permission of the General Counsel or the General Counsel’s designee. Non-executive officers and employees may, if they do not possess material nonpublic information regarding the Company, pledge their Company Securities or hold their Company Securities in a margin account without prior permission.

•No director, officer, employee, consultant or contractor of the Company who, in the course of their duties with, or the performance of service on behalf of, the Company, learns of material nonpublic information about another company, may, directly or indirectly, engage in any transactions in that company’s securities until the information becomes public or is no longer material.

QUARTERLY TRADING RESTRICTIONS & TRADING WINDOW: Insiders, as well as their Family Members or Controlled Entities, may only buy or sell Company Securities, directly or indirectly, when they do not possess material nonpublic information regarding the Company, during the period known as and referred to in this Policy as the “Trading Window” that begins on the third (3rd) Business Day following the public release of the Company’s annual or quarterly financial results (e.g., if the Company releases financial results to the public on a Thursday, the Trading Window opens the following Tuesday morning, if the Company releases financial results on a Monday, the Trading Window opens the following Thursday morning, etc.) and ends on the days listed below before the end of a calendar year quarter-end:

•First Quarter Trading Window End: March 15th

•Second Quarter Trading Window End: June 15th

•Third Quarter Trading Window End: September 15th

•Fourth Quarter Trading Window End: December 15th

“Business Day” shall mean any weekday on which any stock exchange where the Company’s common stock is traded is open. If a quarterly Trading Window ends on a date which is not a Business Day, the Trading Window for that quarter will close on the last Business Day before that date (e.g., if March 15th is a Saturday, the Trading Window would close on Friday, March 14th so long as that Friday is not a holiday on which stock exchanges are closed). The Company reserves the right to prohibit trading during a Trading Window and will notify any affected individuals of a trading prohibition if and when one is imposed, including with respect to an Event-Specific Restricted Period, as defined below.

EVENT-SPECIFIC RESTRICTED PERIODS:
From time to time, an event may occur that is material to the Company and is known only by a few Insiders. So long as the event remains material and nonpublic, the General Counsel may designate individuals who may not engage in transactions in Company Securities (an Event-Specific Restricted Period). The existence of an Event-Specific Restricted Period or the shortening of a Trading Window will not be announced to the Company as a whole, and should not be communicated to anyone other than the individuals to whom it applies.

GIFTS AND OTHER TRANSFERS FOR NO CONSIDERATION:
This Policy applies to gifts of Company Securities and any other transfers of Company Securities for no consideration (Gifts). Accordingly, Gifts of Company Securities should not be made (i) outside of a Trading Window, (ii) during an Event-Specific Restricted Period, or (iii) when the person making the Gift otherwise possesses material nonpublic information regarding the Company.

PRE-CLEARANCE REQUIREMENT:
Any director or executive officer subject to SEC disclosure and reporting requirements pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (Exchange Act), for Company Securities transactions, as well as any Family Member or Controlled Entity of such persons, who wishes to engage in any transaction involving Company Securities, including exercises of stock options or Gifts, must first receive pre-clearance from the General Counsel, the Chief Financial Officer, or the Controller, or their respective designees, prior to executing any transaction.

BLACKOUT PERIOD:
Insiders may not buy or sell Company Securities, directly or indirectly, outside of the Trading Window or when an Event-Specific Restricted Period has been imposed on them (collectively, a Blackout Period).

RULE 10b5-1 TRADING PLANS:
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets the conditions specified in Rule 10b5-1 (a Rule 10b5-1 Plan) and any Company guidelines for Rule 10b5-1 Plans. If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with this Policy, a Rule 10b5-1 Plan, and any modifications thereto, must be approved by the General Counsel, or the General Counsel’s designee, and meet the requirements of Rule 10b5-1 and any Company guidelines for Rule 10b5-1 Plans. In general, a Rule 10b5-1 Plan or any modification thereto must be entered into inside of a Trading Window (and at a time that an Event-Specific Restricted Period has not otherwise been imposed) when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance, or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that (i) for directors and Section 16 officers, ends on the later of 90 days after the adoption or modification of the Rule 10b5-1 Plan or two Business Days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted or modified (in any event, this cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan), and (ii) for any other persons, 30 days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain limited exceptions) and may only enter into one single-trade Rule 10b5-1 Plan (i.e., a Rule 10b5-1 Plan designed to effect an open market purchase or sale of the total amount of securities subject to the plan as a single transaction) during any 12-month period (subject to certain limited exceptions). Directors and Section 16 officers must also include a representation in their Rule 10b5-1 Plan (or modification thereto) certifying that they are not aware of any material nonpublic information and that they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b-5 Plan must act in good faith with respect to it.

Any Rule 10b5-1 Plan or modification thereto must be submitted for approval to the General Counsel, or the General Counsel’s designee, at least five Business Days prior to the entry into the Rule 10b5-1 Plan. The General Counsel will report approval of any Rule 10b5-1 Plan or modification thereto entered into by a director or Section 16 officer to the Board at the next regularly scheduled Board meeting.

EXEMPTIONS:
The following transactions are exempt from the general ban on trading in Company Securities during a Blackout Period:

•Rule 10b5-1 Plans. Shares purchased or sold pursuant to the terms of a Rule 10b5-1 Plan that has been pre-approved in accordance with this Policy.

•Dividend Reinvestment Plans. Shares purchased as part of the dividend reinvestment program (but not optional common stock purchases) pursuant to the Company’s Dividend Reinvestment and Common Stock Purchase Plan. Elections to participate or increase or decrease rate of participation in the dividend reinvestment program may only be made during a Trading Window, outside of an Event-Specific Restricted Period, and when the individual does not otherwise possess material nonpublic information.

•Mutual Funds. Shares purchased through indirect investment in a mutual fund or similar investment vehicle.

•401(k)/Deferred Compensation Plans. Shares purchased in the normal course of business, pursuant to elections or other preauthorized instructions given during a Trading Window, outside of an Event-Specific Restricted Period, and when an individual does not otherwise possess material nonpublic information regarding the Company, through the 401(k) Plan or other deferred compensation plans permitting investment or notional investment in Company Securities. Preauthorized instructions with respect to the purchase or sale of Company Securities through the 401(k) Plan or other deferred compensation plans may not be changed during a Blackout Period. This Policy applies to elections made in the 401(k) Plan and other deferred compensation plans regarding contribution levels, investment directions, fund transfers, and plan loans that relate to Company Securities.

•Stock Option Exercises. The exercise of stock options granted pursuant to a stock option plan to purchase Company common stock where the individual is satisfying the exercise price in cash or check. This Policy, however, prohibits any broker-assisted or other market sale outside of a Trading Window, during an Event-Specific Restricted Period, or when a person otherwise possess material nonpublic information for purposes of generating the cash needed to pay, or to reimburse a loan made to pay, the exercise price of a stock option.

RESTRICTIONS ON DISCLOSURE OF COMPANY INFORMATION:
The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material nonpublic information in a manner that is designed to achieve broad public dissemination of material nonpublic information immediately upon its release. No Insider may disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. No Insider may disclose or discuss any material nonpublic information about the Company or its business or make any recommendation to buy or sell Company Securities or disclose or discuss any analyst report, analyst coverage or consensus, in an internet chat room or other social media forum, including Facebook or Twitter.

OBLIGATION TO REPORT VIOLATIONS:
Any Insider who becomes aware of any conduct which appears to be in violation of this Policy has an affirmative obligation to report his or her concern as soon as possible to the General Counsel.

POST-TERMINATION TRANSACTIONS:
If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions in Company Securities until that information has become public or is no longer material. This Policy thus continues to apply to transactions in Company Securities even after termination of service to the Company until the earlier of: (i) the third (3rd) Business Day following the public release of any material nonpublic information known to a departing individual; and (ii) the expiration of ninety (90) calendar days following termination of service.

Policy Approval and Revision History

The Board is responsible for approving this Policy. The Board does not anticipate that this Policy will change frequently. If new legal requirements relevant to this Policy arise, the General Counsel is directed to present recommended updates to this Policy to the Board. The recent approval and revision history of this Policy is set forth below:

2023 Policy to Prevent Insider Trading	BOARD APPROVED October 19, 2023
2022 Policy to Prevent Insider Trading	BOARD APPROVED October 20, 2022
2019 Policy to Prevent Insider Trading	BOARD APPROVED March 21, 2019